Exhibit 99(a)(5)(A)

FOR IMMEDIATE RELEASE
For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321



             TRANS-LUX ANNOUNCES COMMENCEMENT OF EXCHANGE OFFER FOR BALANCE OF 7 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006

NORWALK, CT, February 6, 2006 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced it commenced its Exchange Offer today, pursuant to which Trans-Lux Corporation (the "Company") is offering to exchange (the "Exchange Offer") $1,000 principal amount of its outstanding 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "8 1/4% Notes") for each $1,000 principal amount of its outstanding 7 1/2% Convertible Subordinated Notes due 2006 (the "7 1/2% Notes"). The offer will be for all $12,309,000 principal amount outstanding of the 7 1/2% Notes which mature later this year on December
1. The 8 1/4% Notes are senior to the Old Notes and the Company's 9 1/2% Subordinated Notes due 2012. In general terms, the 8 1/4% Notes pay a higher interest rate than the 7 1/2% Notes, a longer maturity, have a later call date, lower conversion price of $9.00 per share compared to the conversion price of $14.013 per share of the 7 1/2% Notes, and are convertible into Common Stock through March 1, 2007 (which is after the maturity date of the 7 1/2% Notes, but prior to the maturity date of the 8 1/4% Notes). The 8 1/4% Notes have been listed on the American Stock Exchange since 2004 when the Company issued $17,868,000 of the 8 1/4% Notes in exchange for a like amount of 7 1/2% Notes on the same terms.

It should be noted that directors of the Company who hold an aggregate of $40,000 of the 7 1/2% Notes have indicated that they will accept the Exchange Offer. The Exchange Offer is voluntary on a Noteholder's part. The Company believes no taxable gain or loss will be recognized by any Noteholder who accepts the Exchange Offer. Full details of the terms and conditions of the Exchange Offer will be contained in the Offering Circular being sent to Noteholders today. Consummation of the Exchange Offer, which presently expires March 6, 2006, and issuance of additional 8 1/4% Notes in exchange are subject to various conditions as described in the Offering Circular. Holders may withdraw their tenders at any time prior to 5:00 P.M., New York City time, on March 6, 2006 and at any time after April 3, 2006 if they have not been accepted by such date.

This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer is made solely by, and subject to the terms and conditions set forth in, the Offering Circular and the related Letter of Transmittal which should be read carefully by Noteholders before making any decision with respect to the Exchange Offer because they contain important information. The Offering Circular, the related Letter of Transmittal and certain other documents will be sent to all holders of 7 1/2% Notes, at no expense to them. The Tender Offer statement (including the Offering Circular, the related Letter of Transmittal and all other Offer documents filed with the Securities and Exchange Commission) will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.

Trans-Lux Corporation is not making any recommendations as to whether or not Holders should exchange their 7 1/2% Notes pursuant to the Exchange Offer, and no one has been authorized by it to make any such recommendations. Holders must make their own decisions as to whether to consent to the proposed exchange for the 7 1/2% Notes, and, if so, the principal amount of 7 1/2% Notes to exchange. The 8 1/4% Notes offered will not be and have not been registered under the Securities
Act of 1933 and are issued pursuant to an exemption under Section 3(a)(9) of the Securities Act of 1933, as amended.

About Trans-Lux

Trans-Lux is a full-service, worldwide provider of integrated electronic display solutions for today's communications environments. Incorporated in 1920, Trans-Lux specializes in the design, manufacture, installation and service of large-scale indoor and outdoor LED electronic display systems for applications in the financial, banking, gaming, corporate, transportation, entertainment and sports industries. Trans-Lux offers unique control systems as well as content through its partnerships with key data suppliers in the markets the Company serves. Trans-Lux has display equipment installed at thousands of locations around the world, including the world's major financial exchanges. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States. For more information, please visit our newly designed website at www.trans-lux.com.

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